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                           December 13, 2023

       Neil J. Hennessy
       Chief Executive Officer
       Hennessy Advisors, Inc.
       7250 Redwood Blvd., Suite 200
       Novato, California 94945

                                                        Re: Hennessy Advisors,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 8,
2023
                                                            File No. 333-275964

       Dear Neil J. Hennessy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Arzonetti at 202-551-8819 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance